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                  U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                          ---------------------
                                          |  SEC FILE NUMBER  |
                                          |      0-20829
                                          ---------------------
                                 (Check One):
                                          ---------------------
                                          |   CUSIP NUMBER    |
                                          |    36-3886872
                                          ---------------------

[x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and
                                        Form 10-QSB
                               [ ] Form N-SAR

    For Period Ended:  December 31, 1999
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended: ...........................................

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................

 ................................................................................

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Part I--Registrant Information
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    Full Name of Registrant     Diamond Home Services, Inc.
    Former Name if Applicable




        ........................................................................

    Address of Principal Executive Office (Street and Number)

        222 Church Street
        ........................................................................

    City, State and Zip Code

        Woodstock, Illinois 60098
        ........................................................................
    Registrant's  telephone number, including area code (815) 334-1414

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Diamond Home Services, Inc. ("Diamond") is unable to file Form 10-K due to a severe liquidity crisis that has necessitated a termination of the employment of substantially all of the employees of Diamond and all of its subsidiaries other than at Reeves Southeastern Corp ("Reeves") and Foreline Security, Inc ("Foreline"). Substantially all of Diamond's assets are pledged to its secured bank creditors. Reeves and Foreline continue to operate under a forebearance agreement with their secured bank creditors. Diamond's internal legal counsel has resigned from the company and the company does not have the resources to hire a successor. Additionally, given that the company is unable to provide guaranty of payment to its external auditors, such auditors are unwilling to provide additional services to the company. Diamond is presently unable to determine when replacements for these services will be engaged. Substantially all of Reeves's cash is needed to fund internal operations. All of Diamond's other assets and operations have been substantially liquidated or are the subject of disputes, and the liquidation proceeds have been paid to Diamond's bank creditors or other creditors. In January 2000, Diamond's publicly-traded common stock was delisted from Nasdaq.
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Part IV--Other Information
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   (1) Name and telephone number of person to contact in regard to this notification

         C. Stephen Clegg           (847)            604-9800

   .............................................................................
           (Name)                 (Area Code)      (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [x] Yes    [ ] No



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    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Diamond Home Services, Inc.
       .................................................................
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         March 29, 2000             /s/ C. Stephen Clegg
Date ........................  By ......Chairman and Chief Executive Officer
                                        (For The Registrant and as Principal
                                        Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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Part (IV)(3) Explanation:

The Company's anticipated net loss of approximately $14.9 million for the year ended December 31, 1999.

Sear, Roebuck and Co. ("Sears") terminated its license agreement with Diamond Exteriors, Inc., a wholly owned subsidiary of Diamond, effective January 31, 2000. For reasons stated in Part III, Diamond is unable to hire counsel or auditors to prepare reports of operations for fiscal 1999 or comparisons of fiscal year 1999 with prior periods.


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